Exhibit 6.5

CONSULTING SERVICES AGREEMENT effective October 31, 2021 BETWEEN:

BETWEEN:

Sequoia Partners Inc. of 910 – 510 Burrard St. Vancouver BC, Canada V6C 3A8 (Represented by Ali Hakimzadeh and James Beesley)

(hereinafter referred to as the “Consultant”)

AND:

RADAR USA Inc., 417 N 8th Street Suite 300 Philadelphia, PA 19123 (Represented by Jeff Muller as Chief Executive Officer)

(hereinafter referred to as the “Company”)

NOW THEREFORE, BE AND ITS HEREBY agreed as follows:

1.	APPOINTMENT

1. The Company agrees to retain the services of the Consultant to provide advisory services (the “Services”) from time to time as required by the Management of the Company and the Consultant agrees to provide such Services, subject to the terms and conditions of this agreement. The services to be provided by the Consultant shall include the following:

a.	Introducing the Company to 3rd party service providers;

b.	Introducing the Company to its network

c.	Providing Corporate Finance services

d.	Strategizing the use of in-house marketing and awareness services

e.	Providing general consulting services to the company

f.	Representing the Company in a professional manner as third- party consultant whenever relevant; and

g.	Such other duties as may be reasonably directed from time to time by the Management of the Company.

2. The term of the Consultant appointment shall commence on Nov 1, 2021 and continue for a period of twelve (12) months on a fixed basis. Thereafter on a month to month basis.

2.	RELATIONSHIP BETWEEN THE PARTIES

1. The Parties agree and intend that the relationship between the Consultant and the Company pursuant to this agreement is that of independent contractor. No staff of the Consultant are employees of the Company and are not entitled to the benefits provided by the Company to its employees except as otherwise mutually agreed upon from time to time.

2. During the continuance of its retainer under this Agreement, the Consultant shall;

a. Devote sufficient time to the business of the company for the performance of the Services described herein;

b. Provide the services in a proper, loyal and efficient manner and shall use its best efforts to maintain and promote the interests and reputation of the Company and not do anything which is harmful to them; and

3.	RENUMERATION AND EXPENSES

1. In consideration for the Consultant providing Services the Company shall also pay USD $5,000 (plus applicable taxes) per month for the full term of this contract and month to month thereafter. The first payment is due Nov 1, 2021.

2. The Company shall reimburse the Consultant for all business, travel, hotel, entertainment, telecommunication (including cell phone charges) and other out-of-pocket expenses that are incurred by the Consultant in the provision of the Services hereunder. The Consultant shall provide the Company with copies of all vouchers, bills, invoices, and statements relating to any expenses for which the Consultant claims reimbursement.

4. NOTICES

4.1 Notices to be given under this Agreement shall be in writing and shall be given to the Parties at the address specified below. Any notice given shall be deemed to be given on the date delivered if delivered personally and shall be deemed to be given four (4) days after being mailed to the address of the Party described below when sent by prepaid registered mail.

The address for service for the Parties shall be:

The Company: 417 N 8th Street Suite 300 Philadelphia, PA 19123

The Consultant: 910 – 510 Burrard St. Vancouver BC, Canada, V6C 3A8

Any Party may change its address for service of notice by written notice.

5.	PROVISIONS

1. This Agreement evidences the entire agreement between the Parties and cannot be changed, modified or supplemented except by a written supplementary agreement executed by both Parties.

2. This Agreement shall ensure to and be binding upon the Company and its successors and the Consultant and his successors but otherwise shall not be assignable without written consent of the other Party.

3. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the Parties irrevocably attorn to the exclusive jurisdiction of the courts of British Columbia with respect to any legal proceedings arising herefrom.

4. The Company understands that the Consultant makes no warranty or guarantees as to the success of the services offered herein.

5. If any provision of this Agreement is judicially determined to be void, illegal or unenforceable, such provision shall be ineffective to the extent of such voidness, illegality or unenforceability, but without invalidating or affecting the validity or enforceability of any remaining provisions of this Agreement.

6. In this Agreement, the singular includes the plural and the plural includes the singular, and any reference to a gender includes the other gender.

7. No waiver by either Party of any part of this Agreement relative to any default in performance on the part of the other Party and no waiver by either Party of any breach of services or breaches of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent or continuing breach of such terms, covenants or conditions.

8. This Agreement may be executed in several parts in the same form and such parts as so executed shall together form one original agreement and such parts if more than one shall be read together and construed as if all the signing Parties hereto had executed one copy of this Agreement.

9. A facsimile or scan of this Agreement shall be considered as an original and shall in all respects be legally binding.

IN WITNESS WHEREOF the Parties hereto have executed these presented as of the day and year first above written.

RADAR USA Inc.

Per:

Signed:	/s/ Jeff Muller	/s/ [illegible]
Jeff Muller		Sequoia Partners Inc.

CEO
Position

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